SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Lawrence T. Kennedy, Jr.

c/o Westwood SPV LLC

1700 Madison Road, Suite 200

Cincinnati, OH 45206

(513) 729-9660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Bridget C. Hoffman, Esq.

Taft Stettinius & Hollister LLP

425 Walnut Street, Suite 1800

Cincinnati, OH 45202

(513) 381-2838

April 8, 2016

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 411307101

1	NAMES OF REPORTING PERSONS Westwood SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,820,487
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,820,487
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,820,487
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.58%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Calculated based on 18,989,280 shares of Common Stock outstanding as of April 18, 2016, as reported by the Company in the Agreement and Plan of Merger included in its Form 8-K filed with the Securities Exchange Commission (the “SEC”) on April 20, 2016.

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Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Hansen Medical, Inc., a Delaware corporation (the “Company” or “Hansen”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 800 East Middlefield Road, Mountain View, California 94043.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed by Westwood SPV LLC, a Delaware limited liability company (“Westwood” or the “Reporting Person”). Kennedy Advisors LLC is the sole manager of Westwood and expressly disclaims beneficial ownership of the Common Stock reported in this Schedule 13D.

(b) The address of the principal office of the Reporting Person is c/o Lawrence T. Kennedy, Jr., 1700 Madison Road, Suite 200, Cincinnati, OH 45206.

(c) The principal business of Westwood is to invest in securities.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

Prior to entering into the voting agreement described below, various trusts and entities controlled by seven different individuals of the Kennedy family had, from time to time, acquired shares of Common Stock and warrants to purchase Common Stock as passive investors at prevailing market prices or at prices set in private placements previously disclosed by the Company.   These acquisitions were affected because of the independent beliefs of each trust and entity that the Common Stock represented an attractive investment.

On April 8, 2016, certain of these trusts and entities contributed the aggregate number of shares of Common Stock reported in this Schedule 13D to Westwood as member capital contributions. Prior to the contributions, and except for Westwood after the contribution, none of the trusts, entities or individuals beneficially owned over 5% of the outstanding Common Stock of the Company under Section 13(d) of the Exchange Act or rules promulgated thereunder.

All of the funds used to acquire the shares of Common Stock and warrants were furnished from the working capital of the trusts or entities.

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Item 4.  Purpose of Transaction.

On April 19, 2016, the Company, Auris Surgical Robotics, Inc. (“Parent”), and Pineco Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Hansen (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent or any of its subsidiaries, shares held by the Company as treasury stock, and shares held by stockholders who have perfected their statutory rights of appraisal), including the shares owned by the Reporting Person, will be converted into the right to receive $4.00 in cash, without interest (the “Merger Consideration”).  In addition, as a result of the Merger, all outstanding warrants to purchase Company Common Stock held will be canceled for no additional consideration.

Concurrently with the execution of the Merger Agreement, the Reporting Person and certain other Hansen shareholders entered into voting agreements in favor of Parent and Hansen, pursuant to which they agreed, among other things, to vote their shares of Hansen Common Stock in favor of the adoption of the Merger Agreement, against any alternative acquisition proposal, and against any reorganization, recapitalization, dissolution, liquidation or winding-up of Hansen or any other extraordinary transaction involving Hansen other than the Merger.  Pursuant to the agreements, the shareholders party thereto executed a Proxy in favor of Parent and Merger Sub to such effect.  In addition, pursuant to the voting agreements, the shareholders party thereto are prohibited from transferring their Hansen Common Stock to any person other than Parent or Merger Sub without the written consent of Parent. The voting agreements and proxy terminate upon the termination of the Merger Agreement in accordance with its terms, including if Hansen were to terminate the Merger Agreement in order to accept an unsolicited superior acquisition proposal.

Additionally, concurrently with entering into the Merger Agreement, the Reporting Person and certain other Hansen stockholders entered into a stock purchase agreement with Parent, whereby each such person agreed to acquire shares of convertible preferred stock of Parent and warrants to purchase such convertible preferred stock of Parent immediately following the Effective Time on the terms set forth therein, in exchange for an investment of approximately $49 million (representing the aggregate Merger Consideration payable to such stockholders in the Merger).

Item 5.  Interest in Securities of the Issuer.

(a) As of April 8, 2016, Westwood may be deemed to beneficially own 1,820,487 shares of Common Stock, representing approximately 9.58% of the outstanding shares of Common Stock based on 18,989,280 shares of Common Stock outstanding as of April 18, 2016, as reported by the Company in the Agreement and Plan of Merger included in its Form 8-K filed with the Securities Exchange Commission on April 20, 2016.

(b) The Reporting Person, through its sole manager, has the sole power to vote and dispose of (or to direct the vote and disposition of) the 1,820,487 shares of Common Stock held directly by it.

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(c) The information set forth in Item 4 with respect to the acquisition by the Reporting Person of Common Stock is incorporated into this Item 5 by reference.

(d) Except as set forth in this Item 5 and in Items 2 and 3 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 4 above, the Reporting Person has entered into a voting agreement and proxy with respect to its shares of Company Common Stock. Reference is made to the form of voting agreement (including the form of proxy attached as exhibit I thereto) filed hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Form of Voting Agreement (including form of proxy, attached as exhibit I thereto) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 20, 2016

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2016	WESTWOOD SPV LLC

	By:	KENNEDY ADVISORS, LLC, its Manager

	By:	/s/ Lawrence T. Kennedy, Jr.
		Name:	Lawrence T. Kennedy, Jr.
		Title:	Vice President

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